LEBOEUF, LAMB, GREENE & MACRAE

L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK	125 WEST 55TH STREET NEW YORK, NY 10019-5389 (212) 424-8000 FACSIMILE: (212) 424-8500	LONDON
WASHINGTON, D.C.		(A LONDON-BASED
ALBANY		MULTINATIONAL PARTNERSHIP)
BOSTON		PARIS
HARRISBURG		BRUSSELS
HARTFORD		JOHANNESBURG
HOUSTON		(PTY) LTD.
JACKSONVILLE		MOSCOW
LOS ANGELES		RIYADH
NEWARK		(AFFILIATED OFFICE)
PITTSBURGH		BISHKEK
SALT LAKE CITY		ALMATY
SAN FRANCISCO		BEIJING

VIA EDGAR

December 20, 2005

Pam Carmody, Esq.

Daniel F. Duchovny, Esq.

Division of Corporation Finance, Office of Mergers and Acquisition

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Gregory S. Belliston, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Overseas Partners Ltd.
Revised Preliminary Schedule 14A, Filed November 30, 2005
(File No. 000-11538)
Schedule 13E-3, Filed November 30, 2005
(File No. 005-40803)

Dear Ms. Carmody, Mr. Duchovny and Mr. Belliston:

On behalf of Overseas Partners Ltd. (the “Company”), we have filed today with the Securities and Exchange Commission (the “Commission”) (i) Amendment No. 2 to the above-referenced Preliminary Schedule 14A (the “Proxy Statement”) and (ii) Amendment No. 1 to the above-referenced Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”).

The changes reflected in Amendment No. 2 to the Proxy Statement and those made in Amendment No. 1 to the Schedule 13E-3 include those made by the Company in response to the comments of the staff of the Division of Corporation Finance, Office of Mergers and

Pam Cosmody, Esq.

Daniel F Duchovny, Esq.

Gregory S. Belleston, Esq.

December 20, 2005

Acquisitions of the Commission set forth in a letter dated December 14, 2005 with respect to the Proxy Statement and the Schedule 13E-3. The Proxy Statement and Schedule 13E-3, as amended, also include other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, we have set forth each comment from the December 14 comment letter in bold typeface and include the Company’s response below it. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2 to the Proxy Statement and Amendment No. 1 to the Schedule 13E-3, as appropriate. The Company has authorized us to make the responses contained in this letter.

Schedule 13E-3

Item 2

1.	It appears that you include some of the disclosure which is required by Schedule 13E-3 in the schedule and not in the proxy statement that will be disseminated to security holders. We assume that you do not plan to disseminate the Schedule 13E-3 to security holders. If this is the case, please ensure that all of the disclosure required to be disseminated to security holders appears in the proxy statement. Refer to Rule 13e-3(e)(1).

We note, for example:

•	the disclosure under clause (f) of this Item;
•	clause (f) of Item 5;
•	clause (c) of Item 10; and,
•	clause (d) of Item 12.

In this regard, please be aware that you may satisfy your disclosure obligation under Schedule 13E-3 by incorporating by reference into that schedule all of the disclosure that you include in the proxy statement. Refer to General Instruction F to Schedule 13E-3.

The Proxy Statement and the Schedule 13E-3 have been amended to reflect the Staff’s comments. Please see pages 3, 6, 7, 8 and 9 of Amendment No. 2 to the Proxy Statement and pages 2 and 4 to Amendment No. 1 to the Schedule 13E-3.

We have assumed that your reference to “clause (f) of Item 5” was meant to be a reference to “clause (e) of Item 5”.

Pam Cosmody, Esq.

Daniel F. Duchovny, Esq.

Gregory S. Belleston, Esq.

December 20, 2005

Item 5

2.	We note that in response to the requirements of, among others, clauses (a)-(c) of this Item, you stated “Not applicable.” Please explain why you believe these disclosure requirements are not applicable. If you intended to state that you do not have any disclosure responsive to the requirements, please revise your Schedule 13E-3 to so state.

The Schedule 13E-3 has been amended to state that the Company does not have any disclosure responsive to clauses (a)-(c) of Item 5. Please see page 2.

3.	For each line-item in the table disclosed in clause (e) of this Item, disclose the current net book value of your shares or the aggregate value of the shares subject to the put option.

The Proxy Statement and the Schedule 13E-3 have been amended to reflect the Staff’s comments. Please see page 7 of Amendment No. 2 to the Proxy Statement and page 3 of Amendment No. 1 to the Schedule 13E-3.

Item 14

4.	We note the cross-referenced sections that you indicate respond to this Item’s requirements. It appears, however, that the disclosure referenced does not respond to the requirements of Item 1009 of Regulation M-A. Please revise.

The Proxy Statement has been revised to reflect the Staff’s comment. Please see page 2 of the Proxy Statement.

Item 15

5.	Please tell us whether you have entered into any agreement or engagement letter with the prospective liquidators. If so, please file it as an exhibit to this Schedule or tell us your basis for not doing so.

The Company has not entered into any agreement or engagement letter with the prospective liquidators. The Company has been advised that such an agreement is not customary in the winding-up and liquidation of Bermuda companies. The shareowners’ resolutions in the Proxy Statement approving the winding up of the Company, if passed, set forth the terms of the liquidators’ engagement.

6.	Tell us where you have filed your plan of liquidation as an exhibit; if you have not done so, please file it as an exhibit to this Schedule.

Pam Cosmody, Esq.

Daniel F. Duchovny, Esq.

Gregory S. Belleston, Esq.

December 20, 2005

The Company has not previously filed the plan of liquidation. The plan of liquidation is attached as Exhibit (a) to the Schedule 13E-3, as amended.

Item 16

7.	Please describe the agreement filed as exhibit (d).

Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 11, 2005, contains a form of Statement of Employment, which was used to extend the employment of the Company’s Chief Executive Officer, Director of Operations and Chief Accounting Officer through March 31, 2006. This form contains in Section 19 the put option that is described under Item 5(e) of Schedule 13E-3 in response to Item 1005(e) of Regulation M-A. The Proxy Statement and the Schedule 13E-3 have been amended in response to the Staff’s comment. Please see page 7 of Amendment No. 2 to the Proxy Statement and pages 3 and 5 of Amendment No. 1 to the Schedule 13E-3.

Preliminary Schedule 14A

General

8.	We note in your proxy card that security holders will vote on six proposals. Please provide disclosure with respect to each proposal as required by Schedule 14A. To the extent any one proposal is conditioned upon any other proposal, please state so.

The Proxy Statement has been amended to provide disclosure with respect to each of the six proposals referenced therein. Please see pages 5 and 16 of the Proxy Statement.

9.	Please fill in the blanks in your Proxy Statement.

The Proxy Statement has been amended to fill in the blanks.

The Winding Up—Winding Up Process, page 5

10.	Please describe the purpose and process of the terminal audit and whether its results will be provided or made available to security holders.

The Proxy Statement has been amended to reflect the Staff’s comment. Please see page 8.

Pam Cosmody, Esq.

Daniel F. Duchovny, Esq.

Gregory S. Belleston, Esq.

December 20, 2005

11.	Please describe briefly the Consolidated Fund and disclose whether obtaining funds from that fund or from any U.S. state under its escheat laws will result in additional costs to your security holders.

The Proxy Statement has been amended to reflect the Staff’s comment. Please see page 9.

Fairness, page 7

12.	We note that the board of directors believes the proposed liquidation to be fair to all security holders. Please note that the determination as to the fairness of the transaction must be made to the unaffiliated security holders. See Item 8 of Schedule 13E-3. Revise to ensure that any determination of fairness specifically relates to the unaffiliated security holders. Further, expand your disclosure to address how the board determined the liquidation to be fair in the absence of the procedural safeguards found in Item 1014 (c)-(e) of Regulation M-A.

The Proxy Statement has been amended to reflect the Staff’s comment. Please see pages 10 and 11.

13.	Expand to clarify whether the board performed any quantified analysis to support its fairness determination. If not, so state. Clarify that there is no guarantee that security holders will receive the book value disclosed in this proxy statement as liquidation proceeds.

The Proxy Statement has been amended to reflect the Staff’s comment. Please see page 11.

Certain United States Federal Income Tax Consequences, page 8

14.	We note your disclosure that this section summarizes “certain” of the material federal income tax consequences of the merger. Please ensure that you discuss all such material consequences and revise the disclosure and heading of this section.

The Proxy Statement has been amended to reflect the Staff’s comment. Please see pages 12 and 13.

Directors’ and Officers’ Interests in the Liquidation, page 10

15.

We note the absence of any beneficial owner of more than 5% of your shares from this section. We also note that Saul & Co. is the record owner of 84% of your outstanding shares. Please confirm whether Saul & Co. holds beneficial

Pam Cosmody, Esq.

Daniel F. Duchovny, Esq.

Gregory S. Belleston, Esq.

December 20, 2005

ownership over any or all of the shares it holds of record. If so, please revise the table in this section accordingly.

Saul & Co. is not the beneficial owner of any of the shares that it holds.

Statements regarding Forward-Looking Information, page 12

16.	We note your reference to the Private Securities Litigation Reform Act of 1995 in this section. The safe harbor for forward looking statements provided in the Reform Act does not apply to statements made in connection with a going private transaction. See Sec. 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your Proxy Statement to delete the reference to the Reform Act, or revise to state explicitly that is safe harbor provisions do not apply in the context of this transaction.

The Proxy Statement has been amended to delete the reference to the Private Securities Litigation Reform Act. Please see page 17.

17.	We note the disclaimer that you do not undertake any obligations to update the forward-looking statements. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please confirm that the Proxy Statement will be amended and recirculated to comply with those rules as necessary.

The Proxy Statement has been amended to reflect the Staff’s comment. Please see page 17. We confirm that the Company will amend and recirculate the Proxy Statement to comply with Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) as necessary.

Financial Statements, page 13

18.	We note that you have incorporated by reference the financial statements for the year ended December 31, 2004 and the nine months ended September 30, 2005. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3 and Q&A 7 in Section I.H.7 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001). The pro forma data for the summarized financial information specified in paragraph (c)(1) through (c)(5) of Item 1010(c) is also required, if material. Please revise to include the summary financial statements in the Schedule 14A filed in connection with this going private transaction.

Pam Cosmody, Esq.

Daniel F. Duchovny, Esq.

Gregory S. Belleston, Esq.

December 20, 2005

The Proxy Statement has been amended to reflect the Staff’s comment. Please see pages 19 and 20.

Incorporation by Reference, page 14

19.	Note that Schedule 13E-3 does not specifically permit “forward incorporation” of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings while this Offer is pending, you must amend the Schedule 13E-3 to specifically incorporate them by reference.

The Company confirms that it will amend the Schedule 13E-3 to incorporate by reference any filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that contain information responsive to the disclosure requirements of Schedule 13E-3.

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 424-8185.

Sincerely,

Matthew Ricciardi

cc: Mark R. Bridges